09055805

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-31114

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: TCW Funds Distributors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 1800
(No. and Street)

Los Angeles (City) California (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Johnson P. So, Senior Vice President/Controller (213) 244-0638
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

350 South Grand Avenue (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

SEC Mail Processing Section

FEB 27 2009

Washington, DC
111

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Johnson P. So, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2008 are true and correct. I further affirm that neither the Company nor any stockholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Senior Vice President/Chief Financial Officer
Title

STATE OF CALIFORNIA } ss.
COUNTY OF LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 26th day of February, 2009.

Notary Public

ZOHRA S. MAYET
Commission # 1754688
Notary Public - California
Los Angeles County
My Comm. Expires Jul 1, 2011

TABLE OF CONTENTS
This report** contains (check all applicable boxes):

* For condition of confidential treatment of certain portions of this filing, see Section 240.17a- 15(e)(3).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of
TCW Funds Distributors:

We have audited the accompanying statement of financial condition of TCW Funds Distributors (the "Company"), a wholly owned subsidiary of TCW Group, Inc., as of December 31, 2008 and the related statements of income, changes in shareholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of TCW Funds Distributors at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, Determination of Reserve Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934, and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 for TCW Funds Distributors as of December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 20, 2009

TCW FUNDS DISTRIBUTORS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents (Note 2 and Note 3)	$ 4,884,476
Distribution fees receivable (Note 2)	480,736
Other current receivable	5,000
Placement fees receivable	565,944
Intercompany receivable	217,564
Prepaid expenses	46,194
TOTAL ASSETS	$ 6,199,914

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Distribution fees payable (Note 5)	$ 480,736
Due to Parent (Note 5)	366,469
Other accrued expenses	296,063
Total Liabilities	1,143,268
Shareholder's equity:	
Common stock, no par value; 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000
Additional paid-in capital	64,000
Retained earnings	4,982,646
Total Shareholder's Equity	5,056,646
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,199,914

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES	
Distribution fees (Note 2)	$ 6,902,818
Placement fees (Note 2)	1,332,016
Fee income (Note 2)	5,000
Dividend income	112,695
Total Revenues	8,352,529
EXPENSES	
Distribution fees expense (Note 2)	6,902,818
Fee sharing expense (Note 2)	347,066
Professional fees and other expenses	108,696
Regulatory expense	82,932
Total Expenses	7,441,512
Income before Income Taxes	911,017
Provision for Income Taxes (Note 2)	376,099
Net Income	$ 534,918

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock		Additional		
	No. of Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2008	10,000	$10,000	$64,000	$4,447,728	$4,521,728
Net income	—	—	—	534,918	534,918
Balances at December 31, 2008	10,000	$10,000	$64,000	$4,982,646	$5,056,646

See accompanying notes to financial statements.

TCW FUNDS DISTRIBUTORS

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 534,918
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	$ (4,160)	
Distribution fees receivable	170,686	
Other receivable	(788,508)	
Due to/from parent	97,175	
Distribution fees payable	(170,686)	
Other accrued expenses	233,737	
Total adjustments		(461,756)
Net cash provided by operating activities		73,162
NET INCREASE IN CASH AND CASH EQUIVALENTS		73,162
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,811,314
CASH AND CASH EQUIVALENTS AT END OF YEAR		$4,884,476
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income Taxes		$ 278,923

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

NOTE 1 - ORGANIZATION

Organization - TCW Funds Distributors (the "Company") is a wholly owned subsidiary of The TCW Group, Inc. (the "Parent"), and is a registered broker/dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formerly known as TCW Brokerage Services. The Parent is an indirect subsidiary of Société Générale, S.A. The Company serves as national distributor of capital shares of a family of funds for which an affiliate serves as the investment adviser. In addition, the Company acts as a placement agent for private placement limited partnerships that are managed by an affiliate of the Company.

The Company derives most of its revenue from related parties that are managed by the Parent. Additionally, as described in Note 5, the Company entered into an expense-sharing agreement with the Parent whereby certain expenses are allocated by the Parent to the Company. Therefore, if the Company were a stand-alone entity the financial statements presented could be materially different.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Cash and Cash Equivalents - The Company considers all investments that have original maturities of three months or less to be cash equivalents. At December 31, 2008, cash and cash equivalents consist of approximately $71,349 investments in demand deposits with a bank and approximately $4,813,127 in a money market mutual fund for which the investment adviser of the fund is an affiliate of the Company.

Securities Transactions - Securities transactions are recorded on a trade-date basis.

Investments - Investments are recorded at estimated fair value, with unrealized gains and losses recognized in the statement of operations.

Placement Fees - The Company receives placement fees from The European Clean Energy Fund which is managed by an affiliated investment adviser. Placement fee income is recorded as payments are received until the default provisions of the placement agreement terminate twelve months after the final closing of the fund, which was March 2008. The Company also accrued a related amount for fee sharing expenses of approximately 35% of such placement fees payable to various professionals in the Energy and Infrastructure Group.

Fee Income - The Company receives revenues primarily from investment entities, which are managed by affiliated investment advisers. The Company acts as a structuring agent for its affiliated investment advisers.

Distribution Fees Revenue - The Company is an affiliate of TCW Investment Management Company (the "Adviser") which serves as the investment adviser to TCW Funds, Inc. (the "Funds"). The Company serves as the non-exclusive distributor of each class of the Funds' shares. The Funds have a distribution plan pursuant to Rule 12b-1 under the 1940 Act with respect to the N Class and K Class shares of each fund. Under the terms of the plan, the Company receives distribution fees from the Funds. In general, these fees are received from the Funds within ten business days after month-end. The Company expects to use all of these fees to compensate and reimburse the Adviser who pays the retirement plan service providers, brokers, financial advisers and other financial intermediaries for providing administrative services to their customers.

Income Taxes - The Company files a consolidated federal income tax return and a combined state income tax return with the Parent. The Parent's policy is to allocate income tax expense to each subsidiary based upon the subsidiary's pre-tax income included in the computation of the Parent's consolidated income tax provision. The details of deferred tax expenses or benefits are recognized in the financial statements of the Parent and are allocated to the Company based on the temporary differences between the tax and the book basis of the Company's assets and liabilities that give rise to deferred taxes.

Use of Estimates - The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements - In June 2006, the FASB issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN No. 48 presents a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. There is a two-step evaluation process. The first step is recognition and a company must determine whether it is more likely than not that a tax position will be sustained. The second step is measurement. A company that meets the more likely than not tax position should measure the tax position at the largest amount of benefit that is greater than 50% chance of being realized upon ultimate settlement. In February 2008, FASB issued FASB Staff *Position FIN 48-2, Effective Date of FASB Interpretation No.48*

for Certain Non-Public Enterprises, which deferred the effective period to December 31, 2008, fiscal year ends. In late 2008, FASB issued FASB Staff Position FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Non-Public Enterprises*, which again deferred the effective period to December 31, 2009, fiscal year ends. The Company has elected to defer Interpretation 48 for the year ended December 31, 2008, and plans to adopt on January 1, 2009 but does not believe it will have a material impact to its financial position or operations.

Statement of Financial Accounting Standards No. 157 – *"Fair Value Measurements" ("SFAS No. 157")*. In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The primary focus of SFAS No. 157 is to increase consistency and comparability in fair value measurements, as well as provide better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements and the effect fair value measurements have on earnings for the period, if any. The Company adopted SFAS No. 157 as of January 1, 2008. Adoption of SFAS No. 157 did not have a material impact on the Company's consolidated statements of financial condition, operations and cash flows. Under provisions set forth in FSP 157-2, Effective Date of FASB Statement No. 157 ("FSP 157-2"), the Company has elected to defer adoption of SFAS No. 157 until January 1, 2009 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The Company adopted the provisions of FSP 157-2 on January 1, 2009 and adoption did not have an impact on the consolidated statements of financial condition, results of operations and cash flows.

The Company's financial assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 by the Company include listed equities and mutual funds. As required by SFAS No. 157, the Company does not adjust the quoted price for these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

- Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category are convertible bonds.

- Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally are convertible bonds that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 and auction rate securities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the financial asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and it considers factors specific to the financial asset or liability.

The Company has valued its investments, in the absence of observable market prices, using the valuation methodologies described above applied on a consistent basis. Where little market activity exists for a financial asset or liability, management's determination of fair value is based on the best information available in the circumstances and may incorporate management's own assumptions and involves a significant degree of management's judgment.

The determination of fair value using Level 3 methodologies takes into consideration a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions and trading values on public exchanges for comparable securities. These valuation methodologies involve a significant degree of management judgment.

Statement of Financial Accounting Standards No. 159 – *"The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159")*. In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS No. 159 as of January 1, 2008. The Company has elected not to apply the provisions of SFAS No. 159 to fair value its assets and liabilities and instead will continue to fair value its assets and liabilities according to preexisting fair value policies for specified types of eligible items.

Statement of Financial Accounting Standards No. 141R – *"Business Combinations" ("SFAS No. 141R")*. In December 2007, the FASB issued SFAS No. 141R, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R applies

prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS No. 141R was not permitted. The Company adopted SFAS No. 141R on January 1, 2009, and adoption did not have an impact on the Company's statements of financial condition, operations and cash flows.

Statement of Financial Accounting Standards No. 160 – *"Noncontrolling Interests in Consolidated Financial Statements an amendment of ARB No. 51" ("SFAS No. 160").* In December 2007, the FASB issued SFAS No. 160, which improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption of SFAS No. 160 was not permitted. The Company adopted SFAS No. 160 on January 1, 2009 and adoption did not have an impact on the Company's statements of financial condition, operations and cash flows.

Statement of Financial Accounting Standards No. 161 – *"Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133" ("SFAS No. 161").* In March 2008, the FASB issued SFAS No. 161, which enhances disclosures about an entity's derivative instruments and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS No. 161 on January 1, 2009 and adoption did not have an impact on the Company's statements of financial condition, operations and cash flows.

NOTE 3 - FINANCIAL INSTRUMENTS

The following is a summary of the Company's financial assets and liabilities as of December 31, 2008 that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy described in Note 2 – Significant Accounting Policies:

	Level 1	**Level 2**	**Level 3**	**Total**
ASSETS				
Cash equivalents-				
Money market mutual fund	$ 4,813,127	$ —	$ —	$ 4,813,127
Total assets	$ 4,813,127	$ —	$ —	$ 4,813,127

The Company has $4,813,127 in a money market mutual fund for which the investment adviser of the fund is an affiliate of the Company, which has been classified as a Level 1 asset.

NOTE 4 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed 15 times its net capital (and the rules of various regulatory agencies also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $3,644,945, which was $3,568,728 in excess of its required net capital of $76,217. The Company's ratio of aggregate indebtedness to net capital was 0.31 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(i) of such Rule) under the Securities Exchange Act of 1934 because it carries no customer accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer and does not otherwise hold funds or securities of customers. Because of such exemption, the Company is not required to prepare the Computation of Reserve Requirements for Brokers or Dealers under Rule 15c3-3.

NOTE 5 – RELATED PARTIES

The Due to Parent balance of $366,469 at December 31, 2008 represents the allocation of tax liabilities from the Parent. The Due to Parent balance is non-interest bearing and is expected to be paid within the next twelve months. The distribution fees payable represents Rule 12b-1 distribution fees payable to the Advisor.

* * * * * * *

SUPPLEMENTAL SCHEDULE I

TCW FUNDS DISTRIBUTORS
COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008

NET CAPITAL -		
Total stockholder's equity from statement of financial condition		$5,056,646
DEDUCTIONS AND/OR CHARGES:		
Nonallowable assets:		
Prepaid expenses	$ 46,194	
Receivables	1,269,244	
Total deductions and/or charges		1,315,438
Net Capital before haircuts on securities positions		3,741,208
Haircuts on securities:		
Money market fund	96,263	
Total haircuts		96,263
NET CAPITAL		$3,644,945
TOTAL AGGREGATE INDEBTEDNESS		$1,143,268
MINIMUM NET CAPITAL REQUIRED (Greater of 6-2/3% of aggregate indebtedness or $25,000)		$ 76,217
EXCESS NET CAPITAL		$3,568,728
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.31 to 1

Note: No significant differences were noted between the above computation of net capital and the Company's corresponding Form X-17A-5, Part IIA as of December 31, 2008.

SUPPLEMENTAL SCHEDULE II

TCW FUNDS DISTRIBUTORS
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

The Company is exempt from the Computation of a Reserve Requirement according to the provision of Rule 15c3-3(k)(2)(i).

SUPPLEMENTAL SCHEDULE III

TCW FUNDS DISTRIBUTORS
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2008

The Company is exempt from the Possession or Control Requirements of Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(i).

Deloitte.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, CA 90071-3462
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

To the Board of Directors of TCW Funds Distributors
Los Angeles, California

In planning and performing our audit of the financial statements of TCW Funds Distributors (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 20, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

TCW FUNDS DISTRIBUTORS
(SEC. I.D. No. 8-31114)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2008 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.